Filed by Alcan Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended.

Subject Company: Pechiney
Commission File No. 333-106851
Date: December 5, 2003

Press Release	A

FOR IMMEDIATE RELEASE

ALCAN WILL RE-OPEN OFFER FOR PECHINEY

Montreal, Canada - December 5, 2003 - Alcan Inc. [NYSE, TSX: AL] has announced the successful conclusion of its mixed public offer for Pechiney shares and bonus allocation rights and its public offer for Pechiney OCEANEs. As of the expiration of its offers in France and the United States on November 24, 2003, Alcan had secured 92.21 per cent of Pechiney share capital and 93.55 per cent of Pechiney voting rights, on a fully diluted basis. This confirms provisional results announced on December 2, 2003.

In a notice published on Friday, December 5, 2003, the French Autorité des marchés financiers (AMF) indicated that Alcan had secured:

  77,950,776 Pechiney shares

  1,598 Pechiney bonus allocation rights

  7,722,915 Pechiney OCEANEs

To enable Pechiney shareholders who did not tender their securities to benefit from the offer, Alcan announces its decision to re-open the offer from December 9 to 23, 2003.

The terms and conditions of the re-opened offer are the same as those for the public offer which was open from October 27 to November 24, 2003, i.e.:

  for each Pechiney share, two Pechiney ADSs or ten Pechiney bonus allocation rights: 0.5441 Alcan common shares and €28.60 (plus the additional consideration described below, if applicable); and

  for each Pechiney OCEANE: €83.40 (plus the additional consideration described below, if applicable).

For the purposes of the calculation of the additional consideration, Alcan has secured 92.26 per cent of Pechiney share capital and 93.60 per cent of Pechiney voting rights (on a fully diluted basis, not including Pechiney shares corresponding to subscription options covered by liquidity agreements signed and returned by the agreed date - see the press release issued by Alcan on November 18, 2003, posted on the Alcan Web site www.alcan.com). If, at the expiration of the re-opened offer, the number of Pechiney securities tendered into the offer during the initial period of this offer and the period of the re-opened offer corresponds to over 95 per cent of Pechiney share capital and voting rights (on a fully diluted basis, as stated above), Alcan will pay the following additional consideration to the Pechiney security-holders who tender their securities into the offer:

  €1 for each Pechiney common share tendered;

  €0.1 for each Pechiney bonus allocation right tendered;

  €0.4 for each Pechiney OCEANE tendered; and

  €0.5 for each Pechiney ADS.

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, the combination of Alcan and Pechiney is even better positioned to meet and exceed its customers' needs for innovative solutions and service. Together Alcan and Pechiney employ 88,000 people and have operating facilities in 63 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368